12006859

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) 10/19/12	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/19/12 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 19th day of October (Month), 2012 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03/27/2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

RECEIVED 2012 OCT 23 PM 12: 24 SEC / TM

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2016

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**

2. **Date of election to membership or acceptance as a participant, subscriber or other user,**

3. **Principal business address and telephone number,**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
4C Capital, Inc.	4/15/2011	8787 Shade Tree Circle Lakewood, IL 60014	(847) 770-3565	Sponsored Participant	Proprietary
AB Watley Direct, Inc.	8/20/2008	50 Broad Street Suite 1728 New York, NY 10004	(888) 733-9000	Member	Agency
Abel/Noser Corp.	8/18/2008	1 Battery Park Plaza 6th floor New York, NY 10004	(646) 432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC (formerly Fortis Clearing Americas, LLC)	10/15/2008	175 W Jackson Blvd Suite 400 Chicago, IL 60604	(312) 604-8643	Member	Market Maker
Access Securities, LLC (formerly Access Securities, Inc.)	10/23/2008	30 Buxton Farm Road Stamford, CT 06905	(203) 322-3377	Member	Agency
Agency Trading Group, Inc.	10/23/2008	235 E Lake Street Wayzata, MN 55391	(952) 476-9500	Member	Agency
Albert Fried & Company, LLC	8/18/2008	60 Broad Street 39th Floor New York, NY 10004	(212) 422-7282	Member	Agency
Alexandria Capital Partners, LP	5/15/2012	196 West Ashland Street Suite 116 Doylestown, PA 18901	(212) 433-6361	Member	Market Maker
Algo Engineering Execution Services, LLC	5/16/2011	7 World Trade Center Suite 34F New York, NY 10007	(212) 616-0190	Member	Service Bureau
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	(212) 616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	9/4/2008	One Financial Place 440 South LaSalle Street Suite 1208 Chicago, IL 60605	(312) 663-7174	Member	Proprietary
Alpine Securities Corporation	11/3/2008	440 E. 400 South Salt Lake City, UT 84111	(801) 355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Ave Suite 1400 Dallas, TX 75201	(214) 765-1170	Member	Clearing Firm
Archipelago Securities, LLC	8/18/2008	100 S. Wacker Drive Ste. 1800 Chicago, IL 60606	(312) 442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Karman 16th Floor Irvine, CA 92612	(949) 218-2486	Member	Agency
Athena Capital Research, LLC	7/1/2009	440 Ninth Avenue 11th Floor New York, NY 10001	(212) 931-9056	Sponsored Participant	Proprietary
Atlantic Equities, LLC (formerly Execution, LLC)	9/18/2008	102 Greenwich Ave Greenwich, CT 00830	(203) 622-8712	Member	Agency
Automated Trading Desk Brokerage Services, LLC	8/18/2008	11 E. Wall Street Mt. Pleasant, SC 29466	(843) 789-2107	Member	Agency
Automated Trading Desk Financial Services, LLC	8/18/2008	11 E. Wall Street Mt. Pleasant, SC 29466	(843) 789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 W. 24th Street 8th Floor New York, NY 10010	(646) 435-0167	Sponsored Participant	Proprietary
Avian Securities, LLC	8/18/2008	140 Broadway 29th Floor New York, NY 10005	(212) 232-0333	Member	Agency
Barclays Capital, Inc.	8/18/2008	200 Park Ave New York, NY 10166	(212) 412-2125	Member	Institutional
BATS Trading, Inc.	10/23/2008	8050 Marshall Drive Suite 120 Lenexa, KS 66214	(913) 815-7000	Member	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	40 Wall Street 45th Floor New York, NY 10005	(212) 480-1400	Member	Agency
BBS Securities, Inc.	9/17/2012	4100 Yonge Street Suite 504 Toronto, ON M2P 2B5	(647) 406-2271	Sponsored Participant	Agency
Belvedere Trading, LLC	11/1/2011	10 S. Riverside Plaza Suite 2100 Chicago, IL 60606	(312) 262-3420	Member	Proprietary
Benjamin & Jerold Brokerage I, LLC (formerly Benjamin & Jerold Brokerage, Inc.)	10/1/2009	55 Broad Street 28th Floor New York, NY 10004	(646) 201-5024	Member	Agency
BGC Financial, LP	8/17/2009	199 Water Street 19th Floor New York, NY 10038	(646) 346-7412	Member	Agency
Blaylock Robert Van, LLC	5/3/2010	600 Lexington Ave. 3rd Floor New York, NY 10022	(212) 715-6600	Member	Agency
Blink Trading	6/1/2009	141 W. Jackson Blvd. Suite 210 Chicago, IL 60604	(312) 242-4600	Sponsored Participant	Hedge Fund
Blitztrade, LLC	6/15/2011	1901 W. 47th Place Suite 310 Westwood, KS 66205	(816) 714-3960	Sponsored Participant	Proprietary
Bloomberg Tradebook, LLC	10/23/2008	1633 Broadway 48th Floor New York, NY 10019	(212) 617-1184	Member	Agency
Blue Fire Capital, LLC	8/18/2008	311 South Wacker Drive Suite 2000 Chicago, IL 60606	(312) 242-0504	Member	Proprietary
Bluefin Research Partners, Inc.	8/18/2008	1 Boston Place Suite 3825 Boston, MA 02108	(617) 737-5700	Member	Agency
Bluefin Trading, LLC	8/3/2009	445 Hamilton Ave. Suite 1201 White Plains, NY 10601	(914) 227-9555	Member	Agency
BMA Securities	1/2/2009	608 Silver Spur Road Suite 100 Rolling Hills Estates, CA	(310) 544-2000	Member	Full Service
BMO Capital Markets Corp.	8/18/2008	3 Times Square 27th Floor New York, NY 10036	(212) 885-4045	Member	Agency
BMT Trading, LLC	2/1/2010	800 Third Avenue New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
BNP Paribas Securities Corp.	8/18/2008	787 7th Avenue 3rd Floor New York, NY 10019	(212) 841-3676	Member	Proprietary
Brinson Patrick Securities Corporation	8/18/2008	330 Madison Avenue 9th Floor New York, NY 10017	(212) 453-5000	Member	Agency
BTIG, LLC	8/18/2008	450 Sansome St 16th Floor San Francisco, CA 94111	(415) 248-2225	Member	Market Maker
Bulltick, LLC	1/15/2009	Paseo De Los Tamarindos 400 Torre A, Piso 23 Mexico City, DF 05120	212-616-2604	Member	Agency
C&C Trading, LLC	8/18/2008	120 Broadway 20th Floor New York, NY 10271	(212) 433-7589	Member	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Canaccord Genuity, Inc. (formerly Canaccord Adams, Inc.)	10/15/2008	99 High Street Boston, MA 02110	(212) 849-3900	Member	Agency
Canadian Imperial Holdings, Inc.	10/15/2008	300 Madions Ave 5th Floor New York, NY 10017	(212) 856-3877	Sponsored Participant	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	110 E. 59th Street New York, NY 10022	(212) 829-5226	Member	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	750 North St. Paul Suite 2100 Dallas, TX 75201	(214) 978-4767	Member	Agency
Capstone Investments	10/23/2008	12760 High Bluff Drive Suite 120 San Diego, CA 92130	(858) 875-4550	Member	Agency
Caris & Company, Inc.	8/18/2008	1250 Broadway 27th Floor New York, NY 10001	(858) 704-0319	Member	Agency
CF Global Trading, LLC	10/23/2008	570 Lexington Avenue 46th Floor New York, NY 10022	(212) 888-4673	Member	Market Maker
Charles River Brokerage, LLC	12/1/2010	24 New England Executive Park Burlington, MA 01803	(781) 425-3101	Member	Service Bureau
Chopper Securities, LLC	5/16/2011	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Member	Proprietary
Chopper Trading, LLC	11/17/2008	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Sponsored Participant	Proprietary
Churchill Capital USA, Inc.	8/18/2008	1270 Ave of the Americas 19th floor New York, NY 10020	(212) 994-5477	Member	Agency
CIBC World Markets Corp.	8/18/2008	425 Lexington Ave New York, NY 10017	(212) 667-7030	Member	Proprietary
Citadel Securities, LLC (formerly Citadel Derivatives Group, LLC)	10/23/2008	131 South Dearborn Street Chicago, IL 60603	(312) 756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	390 Greenwich Street 3rd Floor New York, NY 10013	(212) 723-7700	Member	Full Service
CJS Securities, Inc.	7/15/2009	50 Main Street Suite 325 White Plains, NY 10606	(914) 287-7600	Member	Agency
CMT Fund XXV Limited	5/16/2011	500 W. Monroe Street Suite 2630 Chicago, IL 60661	(312) 320-7897	Sponsored Participant	Agency
CMT Fund XXV Limited	7/2/2012	500 W. Monroe Street Suite 2630 Chicago, IL 60661	(312) 320-7897	Sponsored Participant	Agency
Cobra Trading, Inc.	9/1/2011	825 Market Street Suite 240 Allen, TX 75013	(214) 644-0490	Member	Agency
Collins Stewart, LLC	10/1/2010	350 Madison Avenue New York, NY 10017	(212) 402-5018	Member	Agency
Compass Professional Services, LLC	6/15/2011	111 W. Jackson Blvd. 20th Floor Chicago, IL 60604	(312) 692-5010	Member	Proprietary
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Garden City, NY 11530	(212) 702-7198	Member	Agency
Convergex Execution Solutions, LLC (formerly BNY Convergex Execution Solutions, LLC and BNY Brokerage, LLC)	10/15/2008	1633 Broadway New York, NY 10019	(212) 468-8466	Member	Full Service
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/15/2008	4555 Mansell Rd Suite 140 Atlanta, GA 30022	(678) 405-4200	Member	Agency
Cowen and Company, LLC	8/18/2008	1221 Ave of the Americas 6th Floor New York, NY 10020	(646) 562-1623	Member	Market Maker
Cowen Capital, LLC	3/15/2012	599 Lexington Avenue New York, NY 10022	(646) 562-1554	Member	Market Maker
Credit Agricole Cheuvreux North America, Inc.	8/18/2008	1301 Ave of the Americas New York, NY 10019	(212) 492-8855	Member	Full Service
Credit Agricole Securities (USA), Inc. (formerly Calyon Securities (USA), Inc.)	10/23/2008	1301 Ave of the Americas New York, NY 10019	(212) 261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	9/3/2008	11 Madison Ave New York, NY 10010	(212) 538-6067	Member	Full Service
CRT Capital Group, LLC	9/16/2008	262 Harbor Drive Stamford, CT 06902	(203) 569-6426	Member	Agency
Custom Equity Research, Inc. dba Summer Street Research Partners	8/18/2008	One Beacon Street 34th Floor Boston, MA 02108	(617) 338-7500	Member	Agency
Cutler Group, LP	4/1/2010	220 Montgomery Street Suite 600 San Francisco, CA 94104	(415) 293-3956	Member	Market Maker
Cuttone & Company, Inc.	8/18/2008	111 Broadway New York, NY 10006	(646) 943-5420	Member	Market Maker
DART Executions, LLC	8/18/2008	230 S. LaSalle 7th Floor Chicago, IL 60604	(312) 244-5408	Member	Proprietary
DE Route (formerly DirectEdge ECN)	9/8/2008	545 Washington Blvd Jersey City, NJ 07030	(212) 479-2319	Member	ATS
Delaney Equity Group, LLC	10/15/2008	5090 PGA Blvd Suite 316 Palm Beach Gardens, FL	(561) 202-6004	Member	Agency
Deutsche Bank Securities, Inc.	10/15/2008	60 Wall Street 4th Floor New York, NY 10005	(212) 250-7635	Member	Full Service
Direct Access Partners, LLC	8/18/2008	14 Wall Street 20th Floor New York, NY 10005	(212) 850-8892	Member	Agency
Divine Capital Markets, LLC	10/15/2009	39 Broadway 36th Floor New York, NY 10006	(212) 344-5867	Member	Agency
Doft & Co., Inc.	2/17/2009	55 East 59th Street 12th Floor New York, NY 10022	(212) 421-5558	Member	Agency
Domestic Securities, Inc.	8/18/2008	160 Summit Ave. Montvale, NJ 07645	(201) 782-0888	Member	Agency
Dominick & Dominick, LLC	10/15/2008	150 E 52nd Street 3rd Floor New York, NY 10022	(212) 558-8902	Member	Institutional
DRW Securities, LLC	9/1/2009	540 West Madison Street Suite 2500 Chicago, IL 60661	(312) 542-3226	Member	Proprietary / Market Maker
du Pasquier & Co., Inc.	8/18/2008	One Battery Park Plaza New York, NY 10004	(212) 624-4100	Member	Agency
DV Trading	12/15/2008	116 Spadina Ave Suite 703 Toronto ON M5V-2K6	(416) 979-1394	Sponsored Participant	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Eladian Partners Brokerage, LLC	7/2/2012	101 Park Avenue 15th Floor New York, NY 10178	(843) 606-9005	Member	Proprietary
Electronic Brokerage Systems, LLC	10/23/2008	141 W. Jackson Blvd. Suite 3510 Chicago, IL 60604	(312) 986-6210	Member	Market Maker
Electronic Transaction Clearing, Inc.	10/23/2008	660 S. Figureroa Street Suite 1450 Los Angeles, CA 90017	(213) 402-1564	Member	Market Maker
Eroom Securities, LLC	8/3/2009	440 S. LaSalle Suite 2101 Chicago, IL 60605	(312) 362-3401	Member	Clearing Firm
ESN North America, Inc.	8/18/2008	520 Madison Avenue Floor 37 New York, NY 10022	(212) 659-6292	Member	Agency
Essex Radez, LLC	2/17/2009	440 S. LaSalle St. Suite 1111 Chicago, IL 60605	(312) 212-1815	Member	Service Bureau
Evercore Group, LLC	6/2/2010	55 E 52nd Street New York, NY 10055	(212) 822-7572	Member	Agency
FC Capital, LTD	11/1/2011	44B The Broadway London, United Kingdom NW7 2LH	44 2089068814	Sponsored Participant	Proprietary
Feltl & Company	8/22/2008	225 South Sixth Street Suite 4200 Minneapolis, MN 55402	(612) 492-8888	Member	Market Maker
Finance 500, Inc.	8/18/2008	19762 MacArthur Blvd Suite 200 Irvine , CA 92612	(949) 502-6801	Member	Market Maker
First Clearing, LLC	8/18/2008	One North Jefferson St. Louis, MO 63103	(314) 875-4843	Member	Full Service
First New York Securities, LLC	3/13/2009	90 Park Ave. 5th Floor New York, NY 10016	(212) 848-0600	Member	Proprietary
Firstrade Securities, Inc.	8/18/2008	133-25 37th Ave. Flushing , NY 11354	(718) 269-1499	Member	Proprietary
Flow Traders BV	11/1/2010	Jacob Bontiusplatts 9 PO Box 11306 Amsterdam Netherlands 1018 LL	31207996799	Sponsored Participant	Proprietary
Flow Traders US, LLC	10/1/2009	590 Madison Avenue 21st Floor New York, NY 10022	(917) 210-5020	Member	Hedge Fund
G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC)	8/18/2008	440 South LaSalle Suite 3030 Chicago, IL 60605	(312) 986-8232	Member	Market Maker
GB Trading, LLC	10/15/2009	2 Gold Street #4610 New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	2 Gold Street New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
G-Bar Limited Partnership	6/15/2009	440 S. LaSalle Suite 650 Chicago, IL 60045	(312) 362-2971	Member	Market Maker
GDK, Inc.	6/1/2010	500 Park Avenue New York, NY 10022	(212) 303-6179	Member	Proprietary
GETCO Execution Services, LLC	8/18/2008	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 242-4600	Member	ATS
GFI Securities, LLC	10/23/2008	100 Wall Street New York, NY 10004	(212) 968-4100	Member	Agency
Gildner Gagnon Howe & Co., LLC	10/23/2008	1775 Broadway 26th Floor New York, NY 10019	(212) 424-0208	Member	Institutional
Global Execution Brokers, LP	2/1/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	(312) 435-4167	Member	Institutional
Global HFT Management, LLC	10/1/2010	800 Third Avenue New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
Global Liquidity Partners, LLC	5/17/2010	111 W. Jackson Suite 1146 Chicago, IL 60604	(773) 459-4665	Sponsored Participant	Agency
Global Liquidity Partners, LLC	4/21/2011	55 Broad Street 28th Floor New York, NY 10004	(773) 459-4665	Sponsored Participant	Agency
Global-American Investments, Inc.	2/15/2012	20277 Valley Blvd. Suite A Walnut, CA 91789	(312) 919-2831	Member	Retail
Golden Beneficial Securities Corporation	8/18/2008	5850 San Felipe Suite 111 Houston, TX 77057	(713) 781-9708	Member	Agency
Goldman Sachs & Co.	10/23/2008	One New York Plaza New York, NY 10004	(212) 357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	30 Hudson St Jersey City, NJ 07302	(212) 357-7519	Member	Full Service
Grace Financial Group, LLC	10/23/2008	225 Windmill Lane Southhampton, NY 11968	(631) 287-4633	Member	Agency
Green Street Advisors, Inc.	11/1/2011	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	(214) 749-4730	Member	Agency
GTS Securities, LLC	2/17/2009	800 3rd Ave. 27th Floor New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
Hap Trading, LLC (formerly PFTC Trading, LLC)	10/1/2009	33 Whitehall Street 6th Floor New York, NY 10004	(212) 380-5186	Member	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	755 Secaucus Road Suite F1110 Secaucus, NJ 07094	(201) 305-8817	Member	Proprietary
Henning-Carey Proprietary Trading, LLC.	5/2/2012	141 W. Jackson Suite 1801 Chicago, IL 60604	(312) 789-8764	Sponsored Participant	Proprietary
Henning-Carey Proprietary Trading, LLC.	8/15/2012	141 W. Jackson Suite 1801 Chicago, IL 60604	(312) 789-8764	Sponsored Participant	Proprietary
Highbridge Capital Management, LLC	10/23/2008	9 West 57th St. 27th Floor New York, NY 10019	(212) 287-4900	Sponsored Participant	Proprietary
Hold Brothers On-Line Investments Services, LLC	8/18/2008	525 Washington Blvd. 14th Floor Jersey City, NJ 07310	(201) 499-8732	Member	Proprietary
Hold Brothers On-Line Investments Services, LLC	7/1/2011	525 Washington Blvd. Suite 1400A Jersey City, NJ 07310	(646) 745-2132	Sponsored Participant	Proprietary
HRT Financial, LLC	2/1/2010	32 Old Slip 30th Floor New York, NY 10005	(212) 293-1927	Member	Proprietary
HRT Financial, LLC	1/14/2010	32 Old Slip 30th Floor New York, NY 10005	(212) 293-1927	Sponsored Participant	Proprietary
Hunter Capital Markets, LLC	8/18/2008	440 S. LaSalle St. Suite 1749 Chicago, IL 60605	(312) 362-3670	Member	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
IMC Financial Markets (formerly IMC Chicago, LLC)	8/18/2008	233 South Wacker Drive Suite 4610 Chicago, IL 60606	(312) 244-3320	Member	Proprietary
Imperial Capital, LLC	10/23/2008	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	(310) 246-3674	Member	Market Maker
Instinet, LLC	8/18/2008	3 Times Square 7th Floor New York, NY 10036	(212) 310-4097	Member	Agency
Interactive Brokers, LLC	8/18/2008	One Pickwick Plaza Greenwich, CT 06830	(203) 618-5870	Member	Full Service
International Correspondent Trading, Inc.	8/18/2008	525 Washington Blvd. #2401 Jersey City, NJ 07310	(201) 222-9300	Member	Agency
Island Trader Securities, LLC (formerly Island Trader Securities, Inc.)	10/23/2008	44 Montgomery Street Suite 3020 San Francisco, CA 94104	(415) 354-2800	Member	Agency
Israel A. Englander & Co., LLC (formerly Israel A. Englander & Co., Inc.)	10/1/2009	666 Fifth Avenue 9th Floor New York, NY 10103	(212) 841-4558	Member	Institutional
Istra, LLC	1/4/2010	Battery Ventures 930 Winter Street Suite 2500	(718) 618-4929	Sponsored Participant	Proprietary
Istra, LLC	12/15/2011	Battery Ventures 930 Winter Street Suite 2500	(718) 618-4929	Sponsored Participant	Proprietary
ITG Derivatives, LLC (formerly Redsky Financial, LLC)	8/18/2008	601 S. LaSalle St. Suite 300 Chicago, IL 60605	(312) 334-8042	Member	Market Maker
ITG, Inc.	8/18/2008	380 Madison Ave. New York, NY 10017	(212) 444-6259	Member	Agency
Jane Street Capital, LLC	5/1/2009	One New York Plaza 33rd Floor New York, NY 10004	(212) 651-6060	Member	Agency / Proprietary
Jane Street Markets, LLC	8/18/2008	One New York Plaza 33rd Floor New York, NY 10004	(212) 651-6032	Member	Institutional
Jane Street Options, LLC	1/3/2012	One New York Plaza New York, NY 10004	(212) 651-6969	Sponsored Participant	Proprietary
Jaypee International, Inc.	10/15/2009	30 S. Wacker Drive Suite 1700 Chicago, IL 60606	(312) 655-7606	Member	Agency
Jefferies & Company, Inc.	10/23/2008	30 Broad Street 44th Floor New York, NY 10004	(212) 323-3987	Member	Full Service
Jefferies Execution Services, Inc.	8/26/2008	30 Broad Street 45th Floor New York, NY 10004	(646) 805-5415	Member	Full Service
Jefferies Execution Services, Inc.	2/1/2012	520 Madison Avenue New York, NY 10022	(646) 805-5414	Sponsored Participant	Full Service
Jefferies Investment Advisers	7/1/2011	520 Madison Avenue New York, NY 10022	(212) 323-3993	Sponsored Participant	Full Service
JMP Securities, LLC	8/18/2008	600 Montgomery San Francisco, CA 94111	(415) 869-4404	Member	Market Maker
JNK Securities Corp.	11/17/2008	489 Fifth Avenue 25th Floor New York, NY 10017	(212) 885-6311	Member	Agency
JP Morgan Clearing Corp.	10/23/2008	383 Madison Avenue New York, NY 10179	(212) 272-6655	Member	Full Service
JP Morgan Securities, LLC (formerly JP Morgan Securities, Inc.)	8/18/2008	277 Park Avenue 9th Floor New York, NY 10172	(212) 622-5504	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th #3A New York, NY 10016	(646) 360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	8/18/2008	600 W. Chicago Ave. Suite 825 Chicago, IL 60654	(312) 930-9603	Member	Proprietary
KCCI, Ltd.	8/21/2008	80 Maiden Lane Suite 2201 New York, NY 10038	(212) 430-5942	Member	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	787 Seventh Avenue New York, NY 10019	(212) 887-8965	Member	Agency
Kershner Securities, LLC	2/12/2009	1825B Kramer Lane Suite 200 Austin, TX 78758	(512) 439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/17/2008	800 Superior Avenue Cleveland, OH 44114	(216) 443-3978	Member	Agency
Knight Capital Americas, LLC (formerly Knight Execution & Clearing Services, LLC, formerly Knight Clearing Services, LLC)	9/15/2009	545 Washington Blvd Jersey City, NJ 07310	(201) 356-4232	Member	Agency
Knight Capital Americas, LP (formerly Knight Equity Markets, LP)	10/23/2008	545 Washington Blvd Jersey City, NJ 07310	(201) 557-6803	Member	Proprietary
L & R Trading, LLC	9/1/2011	120 Broadway Suite 2040-01 New York, NY 10271	(212) 433-7262	Member	Market Maker
Latour Trading, LLC	8/17/2009	377 Broadway 10th Floor New York, NY 10013	(917) 388-8625	Member	Proprietary
Latour Trading, LLC	8/3/2009	377 Broadway 10th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
LavaFlow, Inc.	9/11/2008	95 Morton Street 7th Floor New York, NY 10014	(212) 519-8965	Member	Agency
Lazard Capital Markets, LLC	11/16/2009	60 Rockefeller Plaza 60th Floor New York, NY 10020	(212) 632-2650	Member	Institutional
Leerink Swann, LLC	8/18/2008	1 Federal Street 37th Floor Boston, MA 02110	(617) 918-45889	Member	Agency
Legend Securities, Inc.	8/18/2008	39 Broadway Suite 740 New York, NY 10006	(212) 344-5747	Member	Institutional
Legent Clearing, LLC	10/15/2009	9300 Underwood Avenue Suite 400 Omaha, NE 68114	(402) 384-6164	Member	Clearing Firm
Lek Securities Corporation	8/18/2008	140 Broadway 29th Floor New York, NY 10005	(212) 509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	9/23/2008	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	(732) 214-2660	Member	Retail
Lightspeed Trading, LLC	8/18/2008	148 Madison Avenue New York, NY 10016	(646) 393-4814	Member	Proprietary
Lime Brokerage, LLC	8/18/2008	377 Broadway 10th Floor New York, NY 10013	(212) 219-6086	Member	Agency
Lime Brokerage, LLC	7/1/2011	625 Broadway 12th Floor New York, NY 10012	(212) 824-5577	Sponsored Participant	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Limestone Chicago, LLC	10/15/2009	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Limestone Trading, LLC	9/6/2008	377 Broadway 11th Floor New York, NY 10013	(212) 219-6011	Sponsored Participant	Proprietary
Linkbrokers Derivatives Corporation	8/18/2008	107 Grand Street 2nd Floor New York, NY 10013	(917) 237-3543	Member	Proprietary
Liquidnet, Inc.	9/1/2009	498 Seventh Avenue 12th Floor New York, NY 10018	(646) 660-8310	Member	Institutional
LiquidPoint, LLC	9/1/2010	311 S. Wacker Drive Chicago, IL 60606	(312) 986-2006	Member	Order Management Service
Lynx Capital Partners, LLC	11/15/2010	17 Battery Place #204 New York, NY 10004	(646) 405-6926	Sponsored Participant	Proprietary
Macquarie Capital (USA), Inc.	12/1/2009	125 West 55th Street Level 23 New York, NY 10019	(212) 231-2501	Member	Agency
MB Trading	2/17/2009	1926 E. Maple Ave El Segundo, CA 90245	(866) 628-3001	Member	Retail / Agency
McAdams Wright Ragen, Inc.	10/23/2008	925 Fourth Ave Suite 3900 Seattle, WA 98104	(206) 664-8850	Member	Agency
Mercator Associates, LLC	12/1/2008	121 Richmond St. West Suite 601 Toronto Ontario M5H 2K1	(416) 640-7437	Member	Agency
Meridian Equity Partners, Inc.	8/18/2008	40 Broad Street 4th Floor New York, NY 10004	(212) 742-8431	Member	Agency
Merlin Securities, LLC	10/23/2008	712 5th Avenue 7th Floor New York, NY 10019	(415) 848-4056	Member	Market Maker
Merrill Lynch Pierce, Fenner & Smith, Incorporated	8/18/2008	4 World Financial Center 250 Vesey Street New York, NY 10080	(212) 449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp. (formerly PAX Division of ML Clearing Corp.)	8/18/2008	440 South LaSalle Street 34th Floor Chicago, IL 60605	(312) 260-5601	Member	Clearing Firm
Merriman Capital, Inc. (formerly Merriman Curhan Ford and Co.)	5/17/2010	600 California Street 9th Floor San Francisco, CA 94108	(415) 262-1395	Member	Market Maker
MF Global, Inc.	8/18/2008	717 5th Ave 9th Floor New York, NY 10022	(312) 26-7302	Member	Agency
Millennium International Management, LP	5/26/2011	666 Fifth Avenue 8th Floor New York, NY 10103	(212) 841-4100	Sponsored Participant	Proprietary
Milstream Securities, LLC (formerly Milstream Strategy Group, LLC)	4/15/2011	60 E. 42nd Street Suite 624 New York, NY 10165	(212) 557-6214	Sponsored Participant	Proprietary
Mismi, Inc.	11/2/2009	17 State Street Suite 703 New York, NY 10004	(646) 839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	1251 Ave. of the Americas 11th Floor New York, NY 10020	(212) 782-4187	Member	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1251 Ave. of the Americas 33rd Floor New York, NY 10020	(212) 209-9338	Member	Agency
MKM Partners, LLC	8/3/2009	1 Sound Shore Drive Suite 300 Greenwich, CT 06830	(203) 987-4005	Member	Agency
MND Partners, Inc.	11/11/2008	40 Wall Street 34th Floor New York, NY 10005	(212) 742-1741	Member	Agency
Monadnock Capital Management, LP	5/15/2009	1900 Market Street Suite 616 Philadelphia, PA 19103	(215) 405-7280	Member	Proprietary / Market Maker
Montecito Advisors, Inc.	5/16/2011	2015 State Street Suite B Santa Barbara, CA 93105	(805) 682-1484	Member	Proprietary
Morgan Keegan & Company, Inc.	10/23/2008	Morgan Keegan Tower 50 North Front Street Memphis, TN 38106	(901) 579-4517	Member	Agency
Morgan Stanley & Co., LLC (formerly Morgan Stanley & Co., Inc.)	10/23/2008	1585 Broadway New York, NY 10036	(212) 761-9324	Member	Full Service
MP Capital, LP	1/2/2009	41 University Dr. Suite 400 Newton, PA 18940	(917) 748-7643	Member	Proprietary
MPS Global Securities, LLC	5/3/2010	90 Park Ave. 5th Floor New York, NY 10016	(212) 331-6583	Member	Proprietary
MYD Market, Inc.	2/1/2010	608 Fifth Avenue Suite 203 New York, NY 10020	(212) 424-2101	Member	Agency
Nasdaq Execution Services, LLC	8/19/2008	165 Broadway New York, NY 10006	(212) 231-5177	Member	Exchange
Nasdasq Options Services, LLC	2/1/2010	165 Broadway 51st Floor New York, NY 10006	(212) 401-8970	Member	Exchange
National Financial Services, LLC	8/18/2008	200 Seaport Blvd. Boston, MA 02210	(201) 915-8264	Member	Retail / Agency
National Securities Corporation	7/1/2009	1001 Fourth Ave. Suite 2200 Seattle, WA 98154	(212) 417-3636	Member	Agency
NDX Trading, Inc	9/15/2008	3433 Broadway Street NE Suite 290 Minneapolis, MN 55413	(612) 331-8225	Member	Market Maker
Needham & Company, LLC	10/23/2008	445 Park Avenue New York, NY 10022	(212) 371-8411	Member	Market Maker
Newedge USA, LLC (formerly Fimat USA)	10/23/2008	630 Fifth Avenue Suite 500 New York, NY 10111	(646) 557-8387	Member	Full Service
Nomura Securities International, Inc.	10/23/2008	2 World Financial Center Building B New York, NY 10281	(212) 667-9131	Member	Institutional
North Moore Trading, LLC	6/1/2009	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	8/18/2008	181 W Madison 14th Floor Chicago, IL 60603	(312) 630-6045	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street Suite 2000 Minneapolis, MN 55402	((612) 851-5934	Member	Proprietary
Novel Capital Management Software, LLC	4/1/2009	2741 Parkview Drive Hallandale, FL 33069	(508) 332-4093	Sponsored Participant	Hedge Fund
OBD Securities, LLC	9/1/2011	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	(312) 768-1643	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	(914) 833-1800	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
OCTEG, LLC	8/18/2008	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 334-4748	Member	Proprietary
Old Mission Capital, LLC	4/16/2012	601 S. LaSalle St. 3rd Floor Chicago, IL 60605	(617) 642-6120	Member	Proprietary
OM Securities, LLC	9/15/2011	10 S. Riverside Plaza Suite 2050 Chicago, IL 60606	(312) 253-4173	Member	Agency
Oppenheimer & Co., Inc.	10/23/2008	125 Broad Street New York, NY 10004	(212) 668-8152	Member	Agency
optionsXpress, Inc.	6/15/2010	311 West Monroe Suite 1000 Chicago, IL 60606	(312) 630-3300	Member	Retail
Optiver US, LLC	6/15/2009	130 E. Randolph St. Suite 1300 Chicago, IL 60601	(312) 821-9263	Member	Proprietary / Market Maker
OTA, LLC	8/18/2008	1 Manhattanville Road Purchase, NY 10577	(914) 460-4071	Member	Institutional
OTR Global Trading, LLC	12/15/2008	One Manhattanville Road Purchase, NY 10577	(914) 460-4099	Member	Institutional
Parhelion, Ltd.	9/1/2011	Governors Square Grand Cayman, Cayman Islands KY1-1206	(646) 808-0390	Sponsored Participant	Proprietary
PDQ ATS, Inc.	10/15/2008	2624 Patriot Blvd Glenview, IL 60026	(224) 521-2494	Member	ATS
PEAK6 Capital Management, LLC	11/3/2008	141 W. Jackson Blvd Chicago, IL 60604	(312) 362-2401	Sponsored Participant	Market Maker
Penserra Securities, LLC	8/18/2008	20 Broad Street 26th Floor New York, NY 10005	(212) 607-3190	Member	Agency
Penson Financial Services, Inc.	10/15/2008	1700 Pacific Ave Suite 1400 Dallas, TX 75201	(214) 765-1217	Member	Agency
Pershing, LLC	8/18/2008	One Pershing Place Jersey City, NJ 07399	(201) 413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	4700 Falls Neuse Suite 390 Raleigh, NC 27609	(919) 850-0888	Member	Agency
Piper Jaffray & Co.	10/15/2008	800 Nicollet Mall Minneapolis, MN 55402	(612) 303-2211	Member	Market Maker
Platform Leviathan Fund, LP	11/1/2011	2711 Centerville Road Suite 400 Wilmington, DE 19808	(203) 302-9755	Sponsored Participant	Proprietary
Pragma Securities, LLC	10/15/2010	360 Park Ave. South 20th Floor New York, NY 10010	(212) 617-9781	Member	Institutional / Agency
Primary Capital, LLC	3/1/2010	80 Wall Street 5th Floor New York, NY 10005	(212) 300-0060	Member	Agency
Q1 Partners, LP	7/1/2010	c/o Quantlab Capital Management, Ltd. 4200 Montrose Blvd	713-333-5445	Sponsored Participant	Proprietary
Qtrade Capital Partners, LLC	9/1/2010	240-244 North Avenue West Suite 301 Westfield, NJ 07090	(908) 232-5693	Sponsored Participant	Proprietary
Quantex Clearing, LLC	10/3/2011	30 Montgomery Street Jersey City, NJ 07302	(646) 214-5608	Member	Clearing Firm
Quantlab Securities, LP	8/18/2008	4200 Montrose Blvd Suite 450 Houston, TX 77006	(713) 333-3704	Member	Proprietary
Quantlab Trading Partners, LP	7/1/2010	c/o Quantlab Capital Management, Ltd 4200 Montrose Blvd	713-333-5445	Sponsored Participant	Proprietary
Quantum Edge Derivatives Trading, LLC	9/15/2011	370 Lexington Avenue Suite 308 New York, NY 10017	(646) 490-9779	Member	Proprietary
Quiet Light Securities, LLC	8/29/2008	141 West Jackson Blvd Suite 2020a Chicago, IL 60604	(312) 229-4195	Member	Proprietary
Rackson Asset Management, LLC	10/1/2009	2000 Broadway Suite 22C New York, NY 10023	(212) 724-2567	Sponsored Participant	Proprietary
Rafferty Capital Markets, LLC	6/1/2010	59 Hilton Avenue Garden City, NY 11530	(646) 572-3583	Member	Agency
Rainier Investment Management, Inc.	1/4/2010	601 Union Street Suite 2801 Seattle, WA 98101	(206) 518-6658	Sponsored Participant	Hedge Fund
Raven Securities Corp.	6/1/2009	c/o Accounting & Compliance International 40 Wall Street	(212) 952-0634	Member	Agency
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	9/18/2008	One Liberty Plaza New York, NY 10006	(612) 373-1680	Member	Market Maker
Red Cedar Trading, LLC	4/2/2012	207 Trailwood Lane Northbrook, IL 60062	(847) 571-2865	Member	Market Maker
Redburn Partners (USA), LP	5/15/2009	565 5th Avenue 22nd Floor New York, NY 10017	(212) 803-7303	Member	Agency
RenCap Securities, Inc.	11/17/2008	780 3rd Avenue 15th Floor New York, NY 10017	(212) 824-1097	Member	Agency
RF Lafferty & Co., Inc.	8/18/2008	80 Broad Street 26th Floor New York, NY 10004	(212) 293-9090	Member	Agency
RGM Securities, LLC	8/3/2009	221 West 6th Street Suite 2030 Austin, TX 78701	(512) 807-5302	Member	Proprietary
River Cross Securities, LLLP	5/1/2009	401 City Avenue Bala Cynwyd, PA 19004	(610) 747-2333	Member	ATS
RJL Capital Group, LLC	5/15/2012	2 Teleport Drive Suite 107 Staten Island, NY 10311	(718) 303-6000	Member	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	777 E Wisconsin Avenue 25th Floor Milwaukee, WI 53202	(414) 765-3910	Member	Market Maker
Rochdale Securities, LLC	8/18/2008	750 East Main Street 7th Floor Stamford, CT 06902	(212) 588-3400	Member	Agency
Ronin Capital, LLC	5/15/2012	350 North Orleans Street Suite 2N Chicago, IL 60654	(312) 244-5284	Member	Market Maker
Ronin Capital, LLC	8/17/2009	230 S. LaSalle Suite 400 Chicago, IL 60604	(312) 244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	20 Broad Street 26th Floor New York, NY 10005	(212) 943-5225	Member	Agency
Roth Capital Partners, LLC	8/18/2008	24 Corporate Plaza Newport Beach, CA 92660	(949) 720-5708	Member	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
RW Pressprich & Co. (formerly RW Pressprich & Co., Inc.)	2/17/2009	520 Madison Avenue 28th Floor New York, NY 10022	(212) 832-6254	Member	Agency
SAC Capital Advisors, LP (formerly SAC Capital Advisors, LLC)	10/23/2008	72 Cummings Point Road Stamford, CT 06902	(203) 890-2275	Sponsored Participant	Hedge Fund
Samurai Trading, LLC	7/1/2009	515 Madison Avenue Suite 5 West New York, NY 10022	(212) 935-9835	Member	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	1345 Ave of the Americas New York, NY 10105	(212) 823-2896	Member	Agency
Santander Investment Securities, Inc.	4/15/2009	45 E. 53rd Street New York, NY 10022	(212) 350-3659	Member	Institutional
Scotia Capital (USA), Inc.	3/2/2009	1 Liberty Plaza 165 Broadway New York, NY 10006	(212) 225-6705	Member	Institutional
Scottrade, Inc.	6/1/2010	12800 Corporate Hill Drive St. Louis, MO 63131	(314) 965-1555 ext.6402	Member	Retail
Scout Trading, LLC	4/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	(646-783-7001	Member	Proprietary
Scout Trading, LLC	8/3/2009	13 Harrison Street Unit 1 New York, NY 10013	(646) 807-8269	Sponsored Participant	Proprietary
Seven Points Capital, LLC	8/18/2008	845 Third Avenue 6th Floor New York, NY 10021	(212) 760-0760	Member	Agency
SG Americas Securities, LLC	9/17/2008	1221 Ave of the Americas New York, NY 10020	(212) 278-5232	Member	Proprietary
Shoreline Trading Group, LLC	8/18/2008	120 Broadway 20th floor New York, NY 10271	(310) 536-8672	Member	Agency
Simplex Investments, LLC	6/1/2012	526 W. Van Buren Suite 1300 Chicago, IL 60607	(312) 360-2447	Sponsored Participant	Market Maker
SJ Levinson & Sons, LLC	8/18/2008	2700 Westchester Ave. Suite 109 Purchase, NY 10577	(914) 220-1654	Member	Agency
Sloan Securities Corp.	4/15/2010	2 Executive Drive Fort Lee, NJ 07024	(201) 592-9900	Member	Agency
SMF Trading, Inc.	8/18/2008	125 Maiden Land Suite 134 New York, NY 10038	(212) 509-1985	Member	Agency
Solowey & Co.	10/23/2008	6801 SW 101 Street Miami, FL 33156	(305) 668-3389	Member	Market Maker
Southwest Securities, Inc.	10/23/2008	1201 Elm Street Suite 3500 Dallas, TX 75270	(214) 859-5125	Member	Clearing Firm
SpeedRoute, LLC (formerly ISERoute, LLC)	7/15/2011	744 Broad Street 23rd Floor Newark, NJ 07102	(855) 773-3310	Member	Routing Broker-Dealer
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	(917) 388-8607	Sponsored Participant	Proprietary
Spire Master Fund, Ltd.	12/15/2008	73 Front St. Hamilton Bermuda HMCX	(212) 219-6063	Sponsored Participant	Hedge Fund
Spot Trading, LLC	6/1/2012	440 South LaSalle Street Suite 2800 Chicago, IL 60605	(312) 362-4569	Member	Proprietary
Starpoint Securities, LC	3/2/2009	9401 Nall Avenue Suite 200 Prairie Village, KS 66207	(913) 642-6613	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	One Lincoln Street Boston, MA 02111	(617) 664-4809	Member	Full Service
Stifel, Nicolaus & Company, Incorporated	8/18/2008	100 Light Street Baltimore, MD 21202	(410) 454-4096	Member	Agency
Stock USA Execution Services, Inc. (formerly Stock USA Investments)	8/18/2008	1717 Route 6 Carmel, NY 10541	(845) 531-2631	Member	Agency
Stratus International Management	7/2/2012	17 Battery Place Suite 204 New York, NY 10005	(212) 991-9480	Sponsored Participant	Proprietary
Stratus Master Limited	8/2/2010	6-8 Boulevard Haussmann Paris, France 75009	33 1 49 49 59 15	Sponsored Participant	Proprietary
Strike Technologies, LLC	10/23/2008	10 Semaphore Road East Hampton, NY 11937	(212) 659-3915	Sponsored Participant	Proprietary
Stuart Frankel & Co., Incorporated	8/18/2008	220 East 42nd Street 29th Floor New York, NY 10017	(212) 943-8788	Member	Agency
Sun Trading, LLC	8/18/2008	440 S LaSalle Street Chicago, IL 60605	(312) 924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	8/18/2008	5 Marine View Plaza Ste. 102 Hoboken, NJ 07030	(201) 356-1488	Member	Agency
Surge Trading, Inc.	8/3/2009	885 Third Ave. 18th Floor New York, NY 10022	(212) 230-2417	Member	Market Maker
Susquehanna Capital Group	9/3/2008	401 City Ave Suite 220 Bala Cynwyd, PA 19004	(610) 617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	401 City Ave Suite 220 Bala Cynwyd, PA 19004	(610) 617-2999	Member	Institutional / Agency
T3 Trading Group, LLC	4/16/2012	1 State Street Plaza 10th Floor New York, NY 10004	(646) 454-3593	Sponsored Participant	Proprietary
Talon Trading, LLC	9/6/2008	213 W Institute Suite 703 Chicago, IL 60610	(312) 337-3712	Sponsored Participant	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	1005 N. Ameritrade Place Bellevue, NE 68128	(402) 970-5271	Member	Agency
Telsey Advisory Group, LLC	1/24/2011	535 Fifth Avenue 12th Floor New York, NY 10017	(212) 584-4628	Member	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	3 Times Square New York, NY 10036	(212) 310-7076	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20 Church Street 4th Floor	(610) 971-5000	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	10/17/2011	73 Front Street 3rd Floor Hamilton, Bermuda HM 12	(610) 971-5000	Sponsored Participant	Proprietary
The Gaussian Group, LLC	11/3/2008	2 Rector Street, 3rd Floor New York, NY 10006	(212) 659-3886	Member	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
The Griswold Company, Incorporated	10/23/2008	55 Broadway 27th Floor New York, NY 10006	(212) 509-0600	Member	Agency
The PrinceRidge Group, LLC	8/2/2010	623 Fifth Avenue 19th Floor New York, NY 10022	(646) 792-5601	Member	Proprietary
The Vertical Trading Group, LLC	8/17/2009	417 5th Avenue 6th Floor New York, NY 10016	(212) 430-3552	Member	Agency
The Williams Capital Group, LP	6/16/2009	650 Fifth Avenue 11th Floor New York, NY 10019	(212) 830-4559	Member	Agency
Themis Trading, LLC	8/18/2008	10 Town Square Suite 100 Chatham, NJ 07928	(866) 384-3647	Member	Agency
Think Trade, LLC	2/1/2010	2053 San Elijo Avenue Cardiff by the Sea, CA 92007	(760) 452-2451	Sponsored Participant	Proprietary
Timber Hill, LLC	2/16/2010	1 Pickwick Plaza Greenwich, CT 06830	(203) 618-5806	Member	Market Maker
Title Securities, Inc. (formerly Direct Access Brokerage Services, Inc.)	1/15/2009	39 S. LaSalle Suite 424 Chicago, IL 60603	(312) 296-9598	Member	Retail
Track Data Securities Corp.	9/10/2008	95 Rockwell Place Brooklyn, NY 11217	(718) 923-3091	Member	ATS
Tradebot Systems, Inc.	8/18/2008	320 Armour Rd Suite 210 North Kansas City, MO 64116	(816) 285-6403	Member	Proprietary
Tradebot Systems, Inc.	4/5/2012	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	(816) 285-6434	Sponsored Participant	Proprietary
TradeKing, LLC (formerly Kane Reid Securities Group, Inc. dba TradeKing)	10/15/2009	5455 N. Federal Highway Suite E Boca Raton, FL 33487	(561) 271-9290	Member	Agency
Tradestation Securities, Inc.	8/18/2008	8050 SW 10th Street Suite 2000 Plantation, FL 33324	(954) 652-7856	Member	Market Maker
Tradevue, LLC	10/15/2008	4425 Alexander Dr Suite 200 Alpharetta, GA 30022	(678) 339-3400	Sponsored Participant	Proprietary
Tradeworx Epsilon, LLC	3/1/2010	90 Broad Street 17th Floor New York, NY 10004	(732) 450-8401	Sponsored Participant	Proprietary
Tradeworx LUSP, LLC	2/2/2009	54 Broad Street Suite 200 Red Bank, NJ 07701	(732) 450-8402	Sponsored Participant	Proprietary
Tradition Asiel Securities, Inc.	8/18/2008	75 Park Place 4th Floor New York, NY 10007	(212) 791-4500	Member	Agency
TRC Helepolis, Ltd. (formerly RTS Trading, Ltd.)	12/11/2009	377 Broadway 11th Floor New York, NY 10013	(646) 472-1792	Sponsored Participant	Proprietary
Trinity Capital Research, LLC dba Quantum Edge Group, LLC (formerly Trinity Capital Research, LLC)	6/1/2011	370 Lexington Avenue New York, NY 10168	(845) 893-7209	Sponsored Participant	Proprietary
Tripoint Global Equities, LLC	6/15/2011	17 State Street Suite 2000 New York, NY 10004	(917) 512-0822	Member	Proprietary
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	Heritage Plaza 1111 Bagby, Suite 5000 Houston, TX 77002	(713) 333-2976	Member	Agency
Two Sigma Investments, LLC	9/1/2009	379 Broadway 5th Floor New York, NY 10012	(212) 775-6678	Sponsored Participant	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	379 W. Broadway New York, NY 10012	(212) 775-6678	Sponsored Participant	Proprietary
Two Sigma Securities, LLC	10/1/2009	375 W. Broadway New York, NY 10012	(646) 292-6643	Member	Proprietary
Two Sigma Securities, LLC	7/1/2009	375 W. Broadway 4th Floor New York, NY 10012	(646) 292-6643	Sponsored Participant	Proprietary
TWS Financial, LLC	8/18/2008	1101 Pennsylvania Ave. Suite 600 Washington DC 20004	(800) 776-1018	Member	Agency
Tydall Trading, LLC	10/15/2010	2125 Windward Way Suite 206 Vero Beach, FL 32963	(908) 310-8090	Sponsored Participant	Proprietary
UBS Securities, LLC	10/15/2008	677 Washington Blvd 6th Floor Stamford, CT 06901	(203) 719-3275	Member	Full Service
Vandham Securities Corp.	8/18/2008	50 Tice Blvd. Woodcliff, NJ 07677	(201) 782-3300	Member	Agency
Viewtrade Securities, Inc.	8/18/2008	525 Washington Blvd. Jersey City, NJ 07310	(561) 620-0306	Member	Agency
Virtu Financial BD, LLC	11/17/2008	645 Madison Avenue 16th Floor New York, NY 10022	(212) 418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	8/18/2008	9242 Beverly Blvd Suite 300 Beverly Hills, CA 90210	(310) 651-9757	Member	Proprietary
Vision Financial Markets, LLC	4/1/2009	4 High Ridge Park Suite 100 Stamford, CT 06905	(203) 388-2675	Member	Retail
Volant Liquidity, LLC	4/15/2011	7 World Trade Center Suite 3301 New York, NY 10007	(646) 484-3005	Member	Proprietary
Vtrader Pro, LLC	6/1/2009	220 Bush Street Suite 950 San Francisco, CA 94104	(775) 843-3444	Member	Proprietary / Market Maker
Wall Street Access	11/3/2008	17 Battery Pl. 11th Floor New York, NY 10004	(212) 232-5602	Member	Agency
Walleye Trading, LLC	12/1/2008	14601 27th Avenue North Suite 102 Plymouth, MN 55447	(952) 345-5226	Member	Market Maker
Wang Investment Associates, Inc.	1/18/2011	250 W. 57th Street Suite 1632 New York, NY 10107	(212) 425-9264	Member	Agency
Wedbush Securities, Inc. (formerly Wedbush Morgan Securities, Inc.)	8/18/2008	1000 Wilshire Blvd Los Angeles, CA 90017	(213) 688-4575	Member	Market Maker
Weeden & Co, LP	8/26/2008	145 Mason Street Greenwich, CT 06830	(203) 861-7600	Member	Full Service
Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC)	8/18/2008	375 Park Avenue New York, NY 10152	(212) 214-6458	Member	Agency
Western International Securities, Inc.	8/18/2008	70 South Lake Avenue 7th Floor Pasadena, CA 91101	(626) 710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	140 Broadway 38th Floor New York, NY 10005	(646) 651-4380	Member	Proprietary
Williams Trading, LLC	10/23/2008	860 Canal Street 3rd Floor Stamford, CT 06902	(203) 353-7635	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Wolverine Execution Services LLC	8/18/2008	175 West Jackson Blvd. Suite 200 Chicago, IL 60604	(312) 884-3736	Member	Market Maker
Wolverine Trading, LLC	10/3/2011	175 W. Jackson Blvd. Suite 200 Chicago, IL 60604	(312) 884-3753	Member	Proprietary / Market Maker
WR Hambrecht and Co., LLC	4/1/2010	Pier 1, Bay 3 San Francisco, CA 94111	(415) 551-8642	Member	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	(408) 990-1942	Member	Proprietary
XR Securities, LLC (formerly RhoBD, LLC)	1/15/2009	550 W. Jackson Blvd. Suite 1000 Chicago, IL 60661	312-244-4672	Member	Proprietary